Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this proxy statement/prospectus on Form F-4 of our reports dated April 28, 2016, relating to the consolidated financial statements of Advanced Semiconductor Engineering, Inc. and subsidiaries (collectively, the “Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the convenience translation of New Taiwan dollar amounts into U.S. dollar amounts), and the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of the Group for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in this proxy statement/prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

November 22, 2016